Filed Pursuant to Rule 433
Registration No. 333-266462
October 29, 2024

Synovus Financial Corp.
$500,000,000
6.168% Fixed Rate / Floating Rate Senior Notes due 2030
Term Sheet
This term sheet supplements the information set forth under the captions “Description of Notes” and “Description of Debt Securities” in the prospectus supplement dated October 29, 2024, and the accompanying prospectus dated August 2, 2022.

Issuer:	Synovus Financial Corp. (the “Company”)

Security:	6.168% Fixed Rate / Floating Rate Senior Notes due 2030 (the “Notes”)

Aggregate Principal Amount:	$500,000,000

Expected Ratings*:	S&P: BBB- (Neg); Fitch: BBB (Neg)

Trade Date:	October 29, 2024

Settlement Date (T+3)**:	November 1, 2024

Maturity Date:	November 1, 2030

Fixed Rate Period:	From, and including, November 1, 2024 to, but excluding, November 1, 2029

Floating Rate Period:	From, and including, November 1, 2029 to, but excluding, the Maturity Date

Optional Redemption Terms:
Prior to November 1, 2029 (one year prior to the Maturity Date), the Company may, at its option, redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places), equal to the greater of: (i) (a)
the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, discounted to the redemption date (assuming the Notes matured on November 1, 2029) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in this prospectus supplement) plus 35 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.
On November 1, 2029 (one year prior to the Maturity Date), the Company may redeem the Notes, in whole, but not in part, by paying the aggregate principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.
At any time and from time to time on or after October 2, 2030 (30 days prior to the Maturity Date), the Company may redeem the Notes in whole or in part by paying the aggregate principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Reference Benchmark:	UST 3.500% due September 30, 2029

Benchmark Yield:	4.118%

Spread to Benchmark:	205 bps

Yield to Maturity:	6.168%

Coupon:
Fixed Rate Period: 6.168% per annum
Floating Rate Period: Compounded SOFR per annum (determined with respect to each quarterly interest period using the SOFR Index as described under “Description of Notes—Compounded SOFR” in the prospectus supplement dated October 29, 2024), plus 2.347%

Issue Price to Investors:	100.000%

Interest Payment Dates:
Fixed Rate Period: Interest on the Notes will be payable on May 1 and November 1 of each year, beginning on May 1, 2025
Floating Rate Period: Interest on the Notes will be payable on February 1, 2030, May 1, 2030, August 1, 2030 and the Maturity Date

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof

Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriters’ Discount:	0.375%

Proceeds to the Company (before expenses):	$498,125,000

CUSIP/ISIN:	87161CAP0 / US87161CAP05

Joint Bookrunners:	BofA Securities, Inc. Morgan Stanley & Co. LLC Synovus Securities, Inc.

Co-Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Keefe, Bruyette & Woods, Inc. RBC Capital Markets, LLC
*A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.
** The Company expects that delivery of the Notes will be made to investors on or about November 1, 2024, which will be the third business day following the date of this term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to one business day before delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.
The Company has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322 or Morgan Stanley & Co. LLC at 1-866-718-1649.